UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULE 13d-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Imagis Technologies Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

45246M100

(CUSIP Number)

February 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]         Rule 13d-1(b)

[  ]         Rule 13d-1(c)

[ X ]      Rule 13D-1(d)

CUSIP No. 45246M100	13G	Page 2 of 7 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Pacific Cascade Consultants Ltd.
2	Check The Appropriate Box If a Member of A Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship Or Place Of Organization Canada
NUMBER OF Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 320,373
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 320,373
9	Aggregate Amount Beneficially Owned by Each Reporting Person 320,373
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented By Amount in Row 9 2.91%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 45246M100	13G	Page 3 of 7 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Frederick Clarke
2	Check The Appropriate Box If a Member of A Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship Or Place Of Organization Canadian
NUMBER OF Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 11,111
	6	Shared Voting Power 320,373
	7	Sole Dispositive Power 11,111
	8	Shared Dispositive Power 320,373
9	Aggregate Amount Beneficially Owned by Each Reporting Person 331,484
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented By Amount in Row 9 3.01%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 45246M100	13G	Page 4 of 7 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Andy Amanovich
2	Check The Appropriate Box If a Member of A Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship Or Place Of Organization Canadian
NUMBER OF Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 65,746
	6	Shared Voting Power 320,373
	7	Sole Dispositive Power 65,746
	8	Shared Dispositive Power 320,373
9	Aggregate Amount Beneficially Owned by Each Reporting Person 386,119
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented By Amount in Row 9 3.50%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 45246M100	13G	Page 5 of 7 Pages

Item 1 (a).

Name of Issuer:

Imagis Technologies Inc.

Item 1 (b).

Address of Issuer’s Principal Executive Offices:

1630-1075 West Georgia St., Vancouver, British Columbia, Canada V6E 3C9

Item 2 (a).

Name of Person Filing:

i) Pacific Cascade Consultants Ltd.

ii) Frederick Clarke

iii) Andy Amanovich

Item 2 (b).

Address of Principal Business Office or, If None, Residence:

i) 9701-201st Street, Langley, British Columbia, Canada V1M 3E7

ii) 33610 E. Broadway Av., Mission, British Columbia, Canada V2V 4M4

iii) 1630-1075 West Georgia St., Vancouver, British Columbia, Canada V6E 3C9

Item 2 (c).

Citizenship:

Canadian

Item 2 (d).

Title of Class of Securities:

Common Shares

Item 2 (e).

CUSIP Number:

45246M100

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

(a)

Broker or dealer registered under Section 15 of the Act,

(b)

Bank as defined in Section 3 (a)(6) of the Act,

(c)

Insurance Company as defined in Section 3(a)(19) of the Act,

(d)

Investment Company registered under Section 8 of the Investment company Act,

(e)

Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)

Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

(g)

Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)

A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;

(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

(j)

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 45246M100	13G	Page 6 of 7 Pages

Item 4.

Ownership.

(a)

Amount beneficially owned:

i) 320,373   ii) 331,484   iii) 386,119

(b)

Percent of Class:

i) 3.28%       ii) 3.01%       iii) 3.50%

(c)

Number of shares as to which such person has:

i.

Sole Power to vote or to direct the vote

i)  0   ii)  11,111   iii) 65,746

ii.

Shared power to vote or to direct the vote

320,373 held of record by Pacific Cascade Consultants Ltd., which is 50% owned by Mr. Amanovich and 50% owned by FWC Holdings Ltd., a company controlled by Mr. Clarke

iii.

Sole power to dispose or to direct the disposition of

i)  0   ii)  11,111   iii) 65,746

iv.

Shared power to dispose or to direct the disposition of

320,373

Item 5.

Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.

Indentification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.

Identification and Classification of Members of the Group.

Not applicable

Item 9.

Notice of Dissolution of Group.

Not applicable

CUSIP No. 45246M100	13G	Page 7 of 7 Pages

Item 10.

Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC CASCADE CONSULTANTS LTD.

“Andy Amanovich”

_____________________________________

By:   Andy Amanovich

Title:  President

Date:  February 14, 2004

“Andy Amanovich”

_____________________________________

Andy Amanovich

Date:  February 14, 2004

“Frederick Clarke”

______________________________________

Frederick Clarke

EXHIBIT A

Agreement of Joint Filing

Imagis Technologies Inc.

Common Shares

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th day of February, 2004.

PACIFIC CASCADE CONSULTANTS LTD.

“Andy Amanovich”

_____________________________________

By:   Andy Amanovich

Title:  President

Date:  February 14, 2004

“Andy Amanovich”

_____________________________________

Andy Amanovich

Date:  February 14, 2004

“Frederick Clarke”

______________________________________

Frederick Clarke

Date: February 14, 2004